# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Whirlpool Corp, CIK 0000106640
CUSIP: 963320106
Title of class of securities: Common stock, par value $1.00 per share
Address of issuer's principal executive offices: 2000 North M-63, Benton Harbor, Michigan (MI), 49022-2692
Date of event which requires filing of this statement: 02/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001656456
Persons authorized to receive notices and communications: David Bersh, c/o Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey (NJ), 07078, 973-701-7000

## Reporting persons
- Appaloosa LP (CIK 0001656456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,190,207; sole dispositive power 0; shared dispositive power 3,190,207; aggregate amount beneficially owned 3,190,207 (4.9% of the class)
  Comment: See Items 2 and 3 for additional information.
- Azteca Partners LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,529,834; sole dispositive power 0; shared dispositive power 2,529,834; aggregate amount beneficially owned 2,529,834 (3.9% of the class)
  Comment: See Items 2 and 3 for additional information.
- Palomino Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 660,373; sole dispositive power 0; shared dispositive power 660,373; aggregate amount beneficially owned 660,373 (1% of the class)
  Comment: See Items 2 and 3 for additional information.
- Appaloosa Capital Inc. (CIK 0001660080): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,190,207; sole dispositive power 0; shared dispositive power 3,190,207; aggregate amount beneficially owned 3,190,207 (4.9% of the class)
  Comment: See Items 2 and 3 for additional information.
- David A. Tepper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,190,207; sole dispositive power 0; shared dispositive power 3,190,207; aggregate amount beneficially owned 3,190,207 (4.9% of the class)
  Comment: See Items 2 and 3 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $1.00 per share
Name of issuer: Whirlpool Corp
Address of issuer's principal executive offices: 2000 North M-63, Benton Harbor, Michigan (MI), 49022-2692

## Item 2. Identity and Background
Name of person filing: This report on Schedule 13D (this "13D") is being filed on behalf of Azteca Partners LLC ("Azteca"), Palomino Master Ltd. ("Palomino" and, together with Azteca, the "Funds"), Appaloosa Capital Inc. ("ACI"), Appaloosa LP ("ALP"), and David A. Tepper ("Mr. Tepper" and, together with Azteca, Palomino, ACI and ALP, the "Reporting Persons"). ALP is the investment adviser to Palomino and the managing member of Azteca. ACI is the general partner of ALP. Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP.
Residence or business address: The business address of Azteca, Palomino, ACI and ALP is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of Mr. Tepper is c/o Appaloosa Management L.P., Phillips Point, East Tower, 777 S. Flagler Drive, West Palm Beach, Florida 33401.
Present principal occupation or employment: The principal business of each of Azteca and Palomino is investing in securities. The principal business of ALP is serving as the investment adviser and/or managing members of certain investment funds, including Azteca and Palomino. The principal business of ACI is serving as the general partner of ALP. The principal business of Mr. Tepper is serving as the controlling stockholder and president of ACI.
Criminal convictions in the last five years: None of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Azteca is a Delaware limited liability company. Palomino is a British Virgin Island corporation. ACI is a Delaware corporation. ALP is a Delaware limited partnership. ACI is a Delaware corporation. Mr. Tepper is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of common stock, par value $1.00 per share (the "Common Stock") of Whirlpool Corp (the "Issuer"), the Reporting Persons may be deemed to beneficially own are held by Azteca and Palomino, which have been acquired using the working capital of such Funds. The total cost of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own as of the date hereof (the "Filing Date") is $265,050,729.00. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 25, 2025, ALP delivered a letter (the "Letter") to the Issuer's Board of Directors (the "Board") in which ALP expressed dissatisfaction with the recently announced equity issuance. ALP also noted the Issuer's failure to take advantage of the tariffs instituted by the Trump administration, as well as a concern with management entrenchment. The Letter is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. The Reporting Persons have engaged, or may engage, in discussions with members of management and/or the Board of the Issuer, from time to time, regarding certain matters relating to the Issuer, which may include, among other things, the matters set forth in the Letter. The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons acquired the shares over which the Reporting Persons exercises beneficial ownership in the belief that the shares of Common Stock represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, to the extent they deem advisable. Notwithstanding the foregoing, the Reporting Persons have no intention to engage in a control transaction, or any contested solicitation for the election of directors, by means of the activities described in paragraphs (a), (b), or (d) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the Event Date, Azteca held 2,962,374 shares of Common Stock of the Issuer for a beneficial ownership percentage of approximately 4.6% and Palomino held 773,281 shares of Common Stock of the Issuer for a beneficial ownership percentage of approximately 1.2%. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of the Event Date, each of ACI, ALP and Mr. Tepper may be deemed to beneficially own the 3,735,655 shares of Common Stock of the Issuer held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 5.8%. As of the Filing Date, Azteca held 2,529,834 shares of Common Stock of the Issuer for a beneficial ownership percentage of approximately 3.9% and Palomino held 660,373 shares of Common Stock of the Issuer for a beneficial ownership percentage of approximately 1.0%. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of the Filing Date, each of ACI, ALP and Mr. Tepper may be deemed to beneficially own the 3,190,207 shares of Common Stock of the Issuer held in the aggregate by Azteca and Palomino, for an aggregate beneficial ownership percentage of approximately 4.9%. The beneficial ownership percentage is based upon 64,364,121 shares of Common Stock issued and outstanding as of February 27, 2026, comprised of (i) 63,349,628 shares of Common Stock outstanding as of February 27, 2026 as set forth in the Prospectus Supplement filed by the Issuer with the SEC on February 26, 2026 (the "Prospectus Supplement") and (ii) 1,014,493 shares of Common Stock reported as issued in the Current Report on Form 8-K filed by the Issuer with the SEC on February 27, 2026, which excludes, for the avoidance of doubt, 434,782 shares of Common Stock to be issued in connection with the Private Placement (as such term is defined in the Prospectus Supplement).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Event Date, Azteca had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 2,962,374 shares of Common Stock and Palomino had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 773,281 shares of Common Stock. Each of ACI, ALP and Mr. Tepper had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 3,735,655 shares of Common Stock as of the Event Date. As of the Filing Date, Azteca has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 2,529,834 shares of Common Stock and Palomino has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 660,373 shares of Common Stock. Each of ACI, ALP and Mr. Tepper has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 3,190,207 shares of Common Stock as of the Filing Date.
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 2, there have been no transactions in shares of Common Stock, or securities convertible into or exchangeable for shares of the Common Stock during the 60 days prior to the Event Date and the Filing Date by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Filing Date, immediately following certain transactions described in Exhibit 2, the Reporting Persons ceased to beneficially own more than 5% of the shares of Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Letter to the Board of Directors of the Issuer, dated February 25, 2026.

Exhibit 2 - Schedule of Transactions in shares of Common Stock.

Exhibit 3 - Joint Filing Agreement.

## Signatures
- Appaloosa LP: By: Appaloosa Capital Inc., GP of Appaloosa LP /s/ David A. Tepper, David A. Tepper, President of Appaloosa Capital Inc. (03/03/2026)
- Azteca Partners LLC: By: Appaloosa Capital Inc., GP of Appaloosa LP, Managing Member of Azteca Partners LLC /s/ David A. Tepper, David A. Tepper, President of Appaloosa Capital Inc. (03/03/2026)
- Palomino Master Ltd.: By: Appaloosa Capital Inc., GP of Appaloosa LP, Investment Adviser of Palomino Master Ltd. /s/ David A. Tepper, David A. Tepper, President of Appaloosa Capital Inc. (03/03/2026)
- Appaloosa Capital Inc.: /s/ David A. Tepper, David A. Tepper, President of Appaloosa Capital Inc. (03/03/2026)
- David A. Tepper: /s/ David A. Tepper, David A. Tepper, Individual (03/03/2026)